UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-35992

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012 and for the Year Ended December 31, 2013

Report of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ SENSIBA SAN FILIPPO LLP

San Mateo, California
May 16, 2014

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2013 and 2012

	December 31,
(in thousands)	2013	2012
Assets
Cash	$6,393	$336
Investments, at fair value	11,085,257	9,034,425
Receivables:
Notes receivable from participants	90,532	81,565
Participant contributions	11,834	11,387
Employer contributions	4,251	4,260
Amounts due from broker for securities sold	11,470	27,121

Total receivables	118,087	124,333

Total assets	11,209,737	9,159,094

Liabilities
Excess deferrals due to participants	90	146
Other liabilities	6,378	28,739

Total liabilities	6,468	28,885

Net assets reflecting investments, at fair value	11,203,269	9,130,209
Adjustment from fair value to contract value for fully benefit-responsive contracts of the Galliard Stable Value Fund	(2,352)	(21,627)

Net assets available for benefits	$11,200,917	$9,108,582

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

(in thousands)

Additions
Interest, dividends and other income	$355,228
Net appreciation in fair values of investments	1,647,307

Total investment gain, net	2,002,535

Contributions:
Participants	484,942
Employer	129,848
Rollovers	58,922

Total contributions	673,712

Total additions, net	2,676,247

Deductions
Benefits paid to participants	583,617
Administrative expenses	295

Total deductions	583,912

Net increase	2,092,335
Net assets available for benefits at beginning of year	9,108,582

Net assets available for benefits at end of year	$11,200,917

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the 401(k) Committee, members of which are appointed by Oracle’s Board of Directors or Senior Vice President, Human Resources. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at a Company facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $17,500 of salary deferrals for the year ended December 31, 2013 ($23,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately-managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2013

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2013, Oracle used $3,900,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2013 and 2012 were $671,000 and $811,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deduction in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 60 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participants’ accounts. Oracle, at its discretion, may choose to utilize available forfeiture and/or revenue sharing (based on a revenue sharing agreement between Oracle and Fidelity) to pay for reasonable expenses related to the administration of the Plan.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2013

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Certain prior year balances have been reclassified to conform to the current year’s presentation. Such reclassifications did not affect the reported amounts of the Plan’s net assets available for benefits or the net increase in the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its fair value with the related adjustment amount to its contract value in the statements of net assets available for benefits at December 31, 2013 and 2012. The statement of changes in net assets available for benefits is prepared on a contract value basis. The shares of registered investment companies (mutual funds) are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the stable value fund and common/collective trust funds are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2013, 2,821,061 units were outstanding with a value of $276.01 per unit. At December 31, 2012, 3,100,228 units were outstanding with a value of $238.92 per unit.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. During the year ended December 31, 2013, net appreciation in fair values of investments totaled $1.6 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2013

3. Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2013			December 31, 2012
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$127,475	$—	$127,475	$132,050	$—	$132,050
Oracle Corporation and other common stock	1,363,636	—	1,363,636	1,088,063	—	1,088,063
Mutual funds	7,547,184	—	7,547,184	6,191,535	—	6,191,535
Common/collective trust funds and other	3,174	2,043,788	2,046,962	1,128	1,621,649	1,622,777

Total investments measured at fair value	$9,041,469	$2,043,788	$11,085,257	$7,412,776	$1,621,649	$9,034,425

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock and mutual funds that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure the fair values of the common/collective trust funds and separately-managed account fund investments that were classified as Level 2 in the table above are included in Note 4 below.

4. Composition and Valuation of Certain Plan Investments and Other Plan Investments Disclosures

Galliard Stable Value Fund

During the year ended December 31, 2013 and 2012, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily holds common/collective trust funds in the Plan’s name for the sole benefit of Plan participants. These common/collective trust funds invest in fixed income securities or bond funds, futures contracts, swap agreements and also enter into liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrap contracts are normally purchased from issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations. A portion of the Galliard Fund is invested in a money market fund to provide daily liquidity. The Galliard

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2013

Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fair value of the Galliard Fund equals the total of the fair values of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract’s assets.

As of December 31, 2013 and 2012, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The crediting interest rates for the wrap contracts were based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. Interest rates are reviewed on a monthly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract at any time.

The fair values of the underlying assets of the Galliard Fund other than the wrap contracts, which included investments in common/collective trust funds that hold financial instruments as described above, money market funds and various debt and fixed income securities, were primarily determined based on fair value information provided by the trustees of the underlying common/collective trust funds. Fair values were determined by the trustees of the underlying common/collective trust funds using a combination of readily available most recent market bid prices in the principal markets where such funds and securities were traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as the structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair values of the wrap contracts were determined by Galliard Capital Management, Inc. using a discounted cash flow model using market data and consider recent fee bids as determined by recognized dealers.

The statements of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Galliard Fund based on the proportionate ownership of the Plan’s participants.

The average yields earned by the Plan for all investments held by the Galliard Fund were approximately 1.51% and 1.11% for the year ended December 31, 2013 and 2012, respectively. The average yields earned by the Plan for all investments held by the Galliard Fund based on the actual interest rates credited to participants were approximately 1.54% and 1.92% for the year ended December 31, 2013 and 2012, respectively.

Vanguard Target Retirement Trusts

The Plan held investments in Vanguard Target Retirement Trusts (Vanguard Trusts), which are more specifically defined in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2013, in order to provide broader investment options to participants. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.

The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts. As the Vanguard Trusts are not directly quoted in active markets, the values of the Vanguard Trusts are classified as Level 2 in the fair value table presented in Note 3 above as of December 31, 2013 and 2012.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2013

Other Plan Investment Disclosures

The fair values of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012, were as follows:

	December 31,
(in thousands)	2013	2012
Fidelity Contrafund - Class K	$1,339,199	$1,029,657
Vanguard Institutional Index Fund Institutional Plus Shares	$1,125,318	$853,032
Oracle Corporation Common Stock	$774,630	$735,499
Fidelity Growth Company Fund - Class K	$771,787	$553,572
Dodge & Cox Stock Fund	$746,208	$529,412
Fidelity Low-Priced Stock Fund - Class K	$664,390	$480,686
PIMCO Total Return Fund Institutional Class	$603,294	$734,683

For the year ended December 31, 2013, the Plan’s investments, including investments purchased and sold, as well as held during the year, net appreciated in fair value as follows:

(in thousands)	Net Realized and Unrealized Appreciation in Fair Values of Investments
Mutual funds	$1,248,601
Oracle Corporation and other common stock	217,327
Common/collective trust funds and other	181,379

$1,647,307

5. Income Tax Status

On January 24, 2012, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation, subject to the adoption by Oracle of certain amendments to the Plan. The Plan has since been amended to comply with the determination letter issued by the IRS. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent to December 31, 2013, an application was filed with the IRS for an advance determination as to whether the Plan, as amended, continues to meet the tax exempt qualification requirements of Section 401(a) of the Code. A response from the IRS is pending.

6. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2013, the Plan made purchases of approximately $62,797,000 and sales of approximately $118,021,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants of approximately $9,609,000 during the year ended December 31, 2013.

As noted in Note 1 above, Fidelity is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2013

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for benefits, at fair value, per the financial statements to the Plan’s Form 5500 (in thousands):

	December 31,
	2013	2012
Net assets available for benefits, at fair value, per the financial statements	$11,203,269	$9,130,209
Amounts allocated to withdrawing participants and other	(2,521)	(4,751)

Net assets available for benefits per the Form 5500	$11,200,748	$9,125,458

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	Year Ended December 31,
	2013	2012
Net increase in net assets available for benefits per the financial statements	$2,092,335	$1,335,829
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	(15,127)	8,734
Net change in amounts allocated to withdrawing participants and other	(1,918)	196

Net gain per the Form 5500	$2,075,290	$1,344,759

The fair value adjustments represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the year ended December 31, 2013 and 2012, and the respective fair values of these contracts as reported in the respective Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but not yet paid.

8. Excess Contributions

Contributions received from participants for the year ended December 31, 2013 included approximately $90,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2014 through April 2014 to certain active participants. The excess deferral contributions, originally deducted in the year ended December 31, 2013, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2013.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Registered Investment Companies:
	Artisan International Fund Class Institutional	8,187,109 shares	$251,017
	Artisan Small Cap Value Fund Institutional Shares	10,723,486 shares	202,352
	Dodge & Cox International Stock Fund	10,848,312 shares	466,911
	Dodge & Cox Stock Fund	4,418,833 shares	746,208
*	Fidelity Balanced Fund - Class K	14,907,959 shares	339,007
*	Fidelity Contrafund - Class K	13,939,824 shares	1,339,199
*	Fidelity Growth Company Fund - Class K	6,447,135 shares	771,787
*	Fidelity Low-Priced Stock Fund - Class K	13,443,749 shares	664,390
*	Fidelity Worldwide Fund	7,176,825 shares	176,693
	Lazard Emerging Markets Equity Fund Class Institutional	15,146,733 shares	282,790
	PIMCO Inflation Response Multi-Asset Fund Institutional	202,395 shares	1,870
	PIMCO Total Return Fund Institutional Class	56,435,338 shares	603,294
	Vanguard Extended Market Index Fund Institutional Plus Shares	1,473,106 shares	228,096
	Vanguard Institutional Index Fund Institutional Plus Shares	6,647,672 shares	1,125,318
	Vanguard Total Bond Market Index Fund Institutional Plus Shares	17,821,269 shares	188,193
	Vanguard Total International Stock Index Fund Institutional Shares	672,129 shares	75,285

			7,462,410
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	388,699
*	Oracle Corporation Common Stock	20,246,464 shares	774,630
	Separately-managed Account Fund Investments:
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	6,465,093 shares	152,258
	Wells Fargo Fixed Income Fund F	23,631,345 shares	314,313
	Wells Fargo Fixed Income Fund N	7,233,518 shares	79,046
	Wells Fargo Short-Term Investment Fund S	71,875,774 shares	71,876
	Wells Fargo Stable Return Fund G	1,361,099 shares	69,813
	MetLife Insurance Company Separate Account	772,703 shares	84,264
	Guaranteed Investment Contracts
	MetLife Insurance Company	Wrapper contracts	71
	Fidelity Short-Term Investment Fund G	5,076,801 shares	5,077

			776,718
	Perkins Mid Cap Value —
	Common Stock
	The ADT Corporation	91,900 shares	3,719
	AGL Resources, Inc	47,195 shares	2,229
	Alexandria Real Estate Equities, Inc	20,688 shares	1,316
	Allegheny Technologies, Inc	32,690 shares	1,165
	Alliant Energy Corporation	72,965 shares	3,765
	The Allstate Corporation	85,740 shares	4,676
	Altera Corporation	87,950 shares	2,861
	Ameriprise Financial, Inc	19,131 shares	2,201
	Anadarko Petroleum Corporation	27,579 shares	2,188
	Analog Devices, Inc	95,495 shares	4,864
	Arthur J Gallagher & Co	50,376 shares	2,364
	Autodesk, Inc	47,337 shares	2,382
	Avalonbay Communities, Inc	17,277 shares	2,043
	The Babcock & Wilcox Company	147,277 shares	5,035
	Bank of Hawaii Corporation	31,768 shares	1,879
	CA Technologies, Inc	80,000 shares	2,692
	Canadian Pacific Railway, Ltd	37,270 shares	5,640
	Charles River Laboratories International, Inc	43,638 shares	2,315
	Check Point Software Technology, Ltd	48,440 shares	3,125
	CIT Group, Inc	100,000 shares	5,213
	Citrix Systems, Inc	32,660 shares	2,066

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Cullen/Frost Bankers, Inc	34,011 shares	2,531
	Deere & Company	15,040 shares	1,374
	Discover Financial Services	90,000 shares	5,036
	Dr Pepper Snapple Group, Inc	97,583 shares	4,754
	Ensco plc	42,200 shares	2,413
	Equity LifeStyle Properties, Inc	56,000 shares	2,029
	Fifth Third Bancorp	156,101 shares	3,283
	First Republic Bank	109,036 shares	5,707
	Fulton Financial Corporation	168,275 shares	2,201
	General Dynamics Corporation	32,028 shares	3,060
	Goldcorp, Inc	88,097 shares	1,909
	HCP, Inc	55,600 shares	2,019
	Hess Corporation	24,600 shares	2,042
	HollyFrontier Corporation	51,147 shares	2,541
	Home Properties, Inc	29,000 shares	1,555
	IntercontinentalExchange Group, Inc	8,900 shares	2,002
	Invesco, Ltd	34,600 shares	1,259
	IPG Photonics Corporation	13,051 shares	1,013
	Jacobs Engineering Group, Inc	25,461 shares	1,604
	Johnson Controls, Inc	44,800 shares	2,298
	Kansas City Southern	12,547 shares	1,554
	KBR, Inc	68,444 shares	2,183
	Kennametal, Inc	40,800 shares	2,124
	Kirby Corporation	47,959 shares	4,760
	Kohl’s Corporation	31,600 shares	1,793
	The Kroger Co	26,092 shares	1,031
	Laboratory Corporation of America Holdings	46,606 shares	4,258
	Macy’s, Inc	36,801 shares	1,965
	Marsh & McLennan Companies, Inc	101,563 shares	4,912
	McKesson Corporation	15,166 shares	2,448
	Microchip Technology, Inc	60,470 shares	2,706
	Micros Systems, Inc	31,800 shares	1,824
	Molson Coors Brewing Company	67,800 shares	3,807
	Motorola Solutions, Inc	21,100 shares	1,424
	National Oilwell Varco, Inc	31,500 shares	2,505
	Noble Energy, Inc	40,100 shares	2,731
	Nordstrom, Inc	50,727 shares	3,135
	Patterson Companies, Inc	77,158 shares	3,179
	PetSmart, Inc	44,871 shares	3,264
	Plains All American Pipeline, L.P.	45,116 shares	2,336
	Plains GP Holdings, L.P.	177,973 shares	4,764
	Potlatch Corporation	61,608 shares	2,572
	PPL Corporation	184,800 shares	5,561
	Public Storage	7,930 shares	1,194
	QEP Resources, Inc	105,884 shares	3,245
	Quest Diagnostics, Inc	38,381 shares	2,055
	Ralph Lauren Corporation	25,012 shares	4,416
	Raymond James Financial, Inc	112,446 shares	5,868
	Rayonier, Inc	33,839 shares	1,425
	Redwood Trust, Inc	75,150 shares	1,456
	Renaissancere Holdings, Ltd	33,365 shares	3,248
	Republic Services, Inc	145,525 shares	4,831
	Robert Half International, Inc	18,861 shares	792
	Rockwell Collins, Inc	26,020 shares	1,923
	Rogers Communications, Inc (RCI)	64,392 shares	2,914
	Rogers Communications, Inc (RCI.B)	64,514 shares	2,919
	Ross Stores, Inc	21,482 shares	1,610
	Semtech Corporation	94,530 shares	2,390
	Stanley Black & Decker, Inc	38,120 shares	3,076
	State Street Corporation	20,280 shares	1,488
	Stryker Corporation	45,700 shares	3,434
	Suntrust Banks, Inc	40,020 shares	1,473
	Synopsys, Inc	68,000 shares	2,759

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Sysco Corporation	55,406 shares	2,000
	Taubman Centers, Inc	28,000 shares	1,790
	Teva Pharmaceutical Industries Limited	85,000 shares	3,407
	Thermo Fisher Scientific, Inc	40,247 shares	4,482
	Torchmark Corporation	73,405 shares	5,736
	TRW Automotive Holdings Corporation	23,940 shares	1,781
	Two Harbors Investment Corporation	125,877 shares	1,168
	Tyco International, Ltd	137,165 shares	5,628
	Valero Energy Corporation	29,078 shares	1,466
	Varian Medical Systems, Inc	30,000 shares	2,331
	VF Corporation	21,960 shares	1,369
	Vodafone Group Public Limited Company	68,840 shares	2,706
	Washington Federal, Inc	100,000 shares	2,329
	Weyerhaeuser Company	154,600 shares	4,881
	Whiting Petroleum Corporation	31,479 shares	1,948
	Zimmer Holdings, Inc	31,675 shares	2,952
	Zions Bancorporation	50,000 shares	1,498
	Brown Brothers Harriman Short-term Investment Fund	14,726,558 shares	14,727

			295,919
	William Blair Small Mid Cap Growth —
	Common Stock
	ABIOMED, Inc	52,463 shares	1,403
	Affiliated Managers Group	16,307 shares	3,537
	Akamai Technologies, Inc	47,101 shares	2,222
	Align Technology, Inc	29,519 shares	1,687
	Ansys, Inc	10,802 shares	942
	B/E Aerospace, Inc	35,393 shares	3,080
	BioMarin Pharmaceutical, Inc	29,904 shares	2,104
	Brookdale Senior Living, Inc	42,563 shares	1,157
	Catamaran Corporation	36,676 shares	1,741
	CBOE Holdings, Inc	34,419 shares	1,788
	Celanese Corporation	26,806 shares	1,483
	Core Laboratories N.V.	5,488 shares	1,048
	Corporate Executive Board Co	19,370 shares	1,500
	CoStar Group, Inc	10,276 shares	1,897
	Cytec Industries, Inc	20,695 shares	1,928
	Dick’s Sporting Goods, Inc	54,529 shares	3,167
	Encore Capital Group, Inc	25,700 shares	1,292
	FactSet Research Systems, Inc	10,890 shares	1,182
	First Cash Financial Services, Inc	24,090 shares	1,490
	First Republic Bank	33,758 shares	1,767
	FirstService Corporation	25,710 shares	1,107
	Fortune Brands Home & Security, Inc	31,396 shares	1,435
	Fossil Group, Inc	15,230 shares	1,827
	Frank’s International N.V.	34,648 shares	935
	Gartner, Inc	31,310 shares	2,225
	Genpact Limited	80,131 shares	1,472
	Graco, Inc	11,278 shares	881
	Green Mountain Coffee Roasters, Inc	21,808 shares	1,647
	Guidewire Software, Inc	20,432 shares	1,003
	Gulfport Energy Corporation	14,380 shares	908
	Healthcare Services Group	52,881 shares	1,500
	HealthSouth Corporation	36,444 shares	1,214
	Helmerich & Payne, Inc	11,484 shares	966
	HMS Holdings Corporation	50,701 shares	1,151
	Huron Consulting Group, Inc	23,360 shares	1,464
	ICF International, Inc	51,806 shares	1,798
	IDEXX Laboratories, Inc	13,660 shares	1,453
	j2 Global, Inc	37,632 shares	1,882
	Jarden Corporation	25,162 shares	1,544
	Jones Lang Lasalle, Inc	11,020 shares	1,128
	Krispy Kreme Doughnuts, Inc	50,370 shares	972

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	LifeLock, Inc	81,130 shares	1,331
	Ligand Pharmaceuticals Incorporated	22,210 shares	1,168
	LKQ Corporation	51,908 shares	1,708
	LPL Financial Holdings, Inc	23,230 shares	1,093
	ManpowerGroup, Inc	22,970 shares	1,972
	MEDNAX, Inc	21,870 shares	1,167
	Mettler-Toledo International, Inc	4,809 shares	1,167
	NeuStar, Inc	21,699 shares	1,082
	Nu Skin Enterprises, Inc	10,547 shares	1,458
	Oasis Petroleum, Inc	16,031 shares	753
	Oceaneering International, Inc	11,274 shares	889
	Old Dominion Freight Line	40,970 shares	2,172
	Pandora Media, Inc	96,791 shares	2,575
	Panera Bread Company	8,470 shares	1,497
	Polaris Industries, Inc	11,743 shares	1,710
	Portfolio Recovery Associate	24,590 shares	1,299
	Robert Half International, Inc	46,927 shares	1,970
	Rockwood Holdings, Inc	19,907 shares	1,432
	Salix Pharmaceuticals, Ltd	12,810 shares	1,152
	Sally Beauty Holdings, Inc	57,479 shares	1,738
	SBA Communications Corporation	27,871 shares	2,504
	Signature Bank	12,760 shares	1,371
	Sirona Dental Systems, Inc	22,169 shares	1,556
	Six Flags Entertainment Corporation	51,270 shares	1,888
	Stericycle, Inc	22,954 shares	2,667
	Team Health Holdings, Inc	34,062 shares	1,552
	Techne Corporation	6,269 shares	593
	Tractor Supply Company	16,590 shares	1,287
	Transdigm Group, Inc	2,185 shares	352
	Trimas Corporation	38,358 shares	1,530
	Under Armour, Inc	17,839 shares	1,557
	Vantiv, Inc	44,460 shares	1,450
	WEX, Inc	16,463 shares	1,630
	Williams-Sonoma, Inc	20,590 shares	1,200
	WNS Holdings, Ltd	65,370 shares	1,432

			116,829
	Common/Collective Trust Funds:
	Vanguard Target Retirement 2010 Trust Plus	1,054,138 shares	38,624
	Vanguard Target Retirement 2015 Trust Plus	2,043,356 shares	78,404
	Vanguard Target Retirement 2020 Trust Plus	6,105,283 shares	242,013
	Vanguard Target Retirement 2025 Trust Plus	4,593,966 shares	186,928
	Vanguard Target Retirement 2030 Trust Plus	5,781,234 shares	241,713
	Vanguard Target Retirement 2035 Trust Plus	3,896,096 shares	167,104
	Vanguard Target Retirement 2040 Trust Plus	3,556,136 shares	154,834
	Vanguard Target Retirement 2045 Trust Plus	1,437,996 shares	62,625
	Vanguard Target Retirement 2050 Trust Plus	777,823 shares	33,905
	Vanguard Target Retirement 2055 Trust Plus	204,536 shares	8,910
	Vanguard Target Retirement 2060 Trust Plus	123,749 shares	3,242
	Vanguard Target Retirement Income Trust Plus	1,488,126 shares	52,055

	Total Investments, at Current Value		$11,085,562

*	Notes Receivable from Participants	4.25% - 10.25%, maturing through 2023	$90,532

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 16, 2014	By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

23.01	Consent of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm